

Mail Stop 3561

January 22, 2009

Mr. Scott Glassman
Chief Accounting Officer
Air Industries Group, Inc.
1479 North Clinton Avenue
Bay Shore, New York 11706

> **Re:** **Air Industries Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-29245**

Dear Mr. Glassman:

We have reviewed your response filed on December 11, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2007
MD&A, page 20

1. Reference is made to your response to our prior comment 3. In order to facilitate our evaluation of your response, please tell us more about the project-specific engineering costs that have been capitalized in fiscal 2007. You state, in your Summary of Significant Accounting Policies (Footnote 3 to your financial statements) that you produce parts for customers under contractual agreements. The parts that you produce have been designed by those customers. You also state that "pre-production engineering and programming" of your machines is required to "produce" these parts. Please describe, in greater detail, the exact nature of the costs you have capitalized, including how each significant cost category is associated with the creation of molds, dies and other "tools" that will be used to produce the products. Further, explain why these tools do not involve "new" technology. In this regard, if the customer provides you with a design, it appears that your efforts may constitute the development of the customer's original design. Finally, your response states that the more complex projects require "engineering and design" services. It appears that your efforts may relate to the design and development of the part or product that will be sold. Please provide further support for your conclusion that the capitalization of these (specific) pre-production engineering and machine programming costs is in accordance with GAAP. We may have further comments upon review of your response.

General

2. We note your intension to file amended documents in response to our previous comment 5.

You may contact Kristin Shifflett at (202)551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202)551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief